Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

Henderson Group plc and Janus Capital Group Inc. Merger Call

Posted to Janus Capital Group Inc.’s website

October 4, 2016

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance.  Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206, c/o General Counsel and Secretary.

Participants in the Solicitation

Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Operator: Please standby, we are about to begin. Good morning,  my name is Jennifer and I will be your conference facilitator today. Thank you for standing by and welcome to the Janus Capital Group Analyst and Investor Call to discuss the recommended merger between Janus Capital Group and Henderson Group. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. In the interest of time questions will be limited to one initial and one follow-up question.

During today’s conference call, certain matters discussed may constitute forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors including, but not limited to, those described in the forward-looking statements and risk factor sections of the company’s most recent Form 10-K and other more recent filings made with the SEC. Janus Capital Group assumes no obligation to update any forward-looking statements made during the call. Thank you.

Now it is my pleasure to introduce Dick Weil, Chief Executive Officer of Janus Capital Group. Mr. Weil, you may begin your conference.

Richard M. Weil

Thank you, Jennifer. Welcome, everyone. Good morning on a very exciting day for the Janus Capital Group. With me in the room here is as usual is our CFO, Jennifer McPeek; and joining us on the line is Andrew Formica, CEO of Henderson Group, who will give us a little bit of information and introduce us to the Henderson Group later on in the presentation.

So today, we are announcing the proposed merger of the Janus Capital Group with Henderson to form Janus Henderson Global Investors. Obviously a truly transformative step for each of our organizations accelerating business growth, diversification and globalization. Our aim is to create a leading trusted global, active investment manager. Janus and Henderson are both two highly complementary businesses with similar cultures, where both focused on delivering excellent investment performance and excellent client service.

Over the last six months, I can tell you personally, I’ve been able to get to know the Henderson team pretty well. I think the “industrial logic” of this transaction is fairly plain to see and I’ll be taking you through some of that with Andrew’s help here in a minute. What’s perhaps a little harder to see is, how do the cultures and the people fit together, and why would we be so confident about a marriage of these two companies.

Andrew and I have had a chance to work through the negotiations, process, reaching this proposed merger,  talking about lots of very sensitive and delicate things that we both care passionately about. In addition, we got a chance to take a trip to visit Dai-ichi Life in Tokyo together. From our very first conversation in February through to today, it’s been a long deep detailed process that included not only the two of us, but our leadership teams. And honestly, it’s that chemistry, that personal experience, that I think is essential as an ingredient to being optimistic about the combination of these firms. And Andrew is just a terrific guy and honestly I’m looking very much forward to working with him as my partner.

So the story more back to the industrial logic side. The story is a compelling merger of equals. You may ask, why a merger of equals? I think the answer is plain. Neither Andrew and his firm nor myself and our firm believe in heavily levered balance sheets. These two companies are approximately the same size. We have more AUM, they have more net income. We have roughly the same number of employees, if one of us had to borrow to buy the other one, it would really be a very difficult balance sheet levering that neither one of us I think would support independently. So, the only way a transaction like this could happen, I think, was a stock deal and coming together on a merger of equals basis.

So, let me tell you why, I think, it’s such a great idea. This combination will vastly expand the client facing teams and distribution presence across major client segments around the world. It will create a more diverse, more scalable product offering with increase debts, and breath of investment teams supporting more consistent outcomes across our broader range of investment strategies for clients.

In addition, it’s quite complimentary the way we come together. Both on the client side and on the investment side we bring different strengths. The combined businesses will have a more diversified revenue mix, stronger scale and meaningful operational synergies. This will lead to increased profitability for our owners, allowing the new firm to continue to grow and invest also in new opportunities throughout market cycles.

Finally, the fourth piece complementary nature of our businesses will create an environment with increased opportunity for our employees. Obviously, we cannot succeed in this highly competitive industry without the best talent working together in collaborative teams. And we’re confident that the combination of our two firms can give our employees an even better foundation for that than either one of us separately.

Janus Henderson Global Investors will combine the best talent from each organization and will result in an even stronger combined organization.

With that said, let’s turn to page six and take a look at the transaction overview. The new company will be called Janus Henderson Global Investors and will be led by Andrew and myself. Janus Henderson Global Investors will be listed on the New York Stock Exchange and we will also maintain the Henderson listing on the Australian Stock Exchange.

Henderson will be asking its current shareholders to support a delisting in London, which would be effective at closing. The merger will be effective through a stock exchange with each Janus share receiving approximately 4.7 shares of Henderson stock. The combined market cap is expected to be approximately $6 billion. The combined firm would be made up of approximately 43% of Janus shareholders and 57% of Henderson shareholders.

Let me mention our largest Janus shareholder Dai-ichi Life. Dai-ichi Life will be the largest shareholder of the combined company with a pro forma ownership of approximately 9% at closing. They will remain a critical strategic partner for us going forward.

Very, very happy to announce that Dai-ichi has pledged its support for this transaction and has signed a new strategic agreement that will be effective at closing. Similar to our previous transaction, Dai-ichi has also purchased some options to insure or protect itself as it potentially buys new shares in the open market to increase its ownership in the new company. There are meaningful synergies we’ve identified as part of this transaction.

I’ll let Jennifer give you the details on that a bit later. Lastly, on timing, we expect the transaction to close in the second quarter of 2017.

Now before getting into what the combined firm looks like, let me ask Andrew to introduce you to the Henderson Group. Andrew?

Andrew J. Formica

Thank you, Dick, and good morning, everyone. Let me start by reiterating Dick’s excitement about the merger of our two businesses. When Dick and I met many months ago now, we quickly realized, we shared a vision to developing a truly global active asset manager.

As we worked together over these last months, we’ve been continually struck by how well matched our businesses are: whether it’s putting our client to the heart of our business, as both Henderson and Janus do; whether it’s in delivering excellent investment performance and service to our clients, which is the core focus of both firms; in our belief in the value of active investment management; in our understanding the importance of being global as the landscape in asset management changes and our major clients become more global in their own plans and outlook; and in the pride we had in the quality of the people we worked with and our collaborative working culture, which is at the heart of both firms.

The more I’ve worked with Dick and Jennifer, and Bruce and the team, the more of this initial perception has been reinforced. Through this process it has become abundantly apparent that we found the right partner to realize our strategic vision. As Dick has said, our two businesses are remarkably complementary. Henderson has deep client relationships in Europe and the U.K., which complements Janus’s strength and scale in the U.S.

In terms of investment management, Henderson is strong in global fixed income, international and global equity, European equities and alternatives, complementing Janus’s strength in the U.S. in mathematical equities, U.S. and macro fixed income. Both businesses enter this merger from a position of success.

For those of you who have — who may be less familiar with Henderson, let me tell you a bit more about where we come from. Henderson was founded 82 years ago, and named after our first client, Alexander Henderson. You could say that we were the first ever family office. The group has grown to be an independent asset manager with more than 1,000 employees and offices in 19 cities around the world. We are dual-listed in London and Australia, and we have a market capitalization of £2.6 billion, assets under management of £100 billion at the end of August, and consistently strong investment performance.

While we continue to serve the Henderson family to this day, Henderson clients now range from global institutions to personnel investors. I took over as CEO of Henderson in 2008, having spent my career in portfolio management at Henderson in London and in Australia, where I’m originally from.

During the crisis, I’ve led the group through two transformative acquisitions of New Star in 2009 and Gartmore in 2011. Since 2013, our strategy has centered around one on organic growth and on building a more diverse global business. We titled our plan growth and globalization and it merits the intelligent diversification approach adopted by Dick at Janus.

We have invested in our businesses and sustained this growth with a particular focus on expanding our investment management capabilities. Since we set out our plan, we have seen considerable success, driven by strong investment performance from our portfolio managers supported by our client servicing platform that truly values and places our client to the center of everything we do.

For those of you who may consider Henderson principally as a European focused house, you might be interested to know that one of the areas where we’re seeing the best client demand at the moment is in our globally merging market strategy, and also that in the U.S., we are one of the fastest growing mutual fund families in 2015.

The merger we’re announcing today is to me the obvious next step in our growth plans. I have made no secret of our ambition to grow in the U.S. and build our business in Japan with the support of a strong partner. With today’s announcement, we cement both these plans. A merger with Janus gives us a perfect platform for us to achieve our shared ambition to grow our businesses and it has been wonderful to work with the team at Janus as we have worked towards today’s announcement.

Finally, before I hand back to Dick, I’d just like to say, I’ve really enjoyed working with Dick on the transaction. His insights, his experience, and thoughtful approach have made the discussions we’ve had to get to this point easy. We share a passion for delivering for our clients, a deep interest in nurturing and building a strong, high-performance culture centered around collaboration. And of course for those of you who know him, he’s whip-smart. It’s been a pleasure to be asked to serve with him to realize the full potential of Janus Henderson Global Investors. I couldn’t have asked for a better partner. And for those of you on the call, I look forward to getting to know you over the coming months and years and showing more of our vision of Janus Henderson Global Investors. Thanks, Dick.

Richard M. Weil

Thank you, Andrew. Why don’t we move on and take a look at what the combination of Janus and Henderson looks like?

If you turn to page eight in the presentation, we have AUM by distribution channel on the left side of the page.  You can see that the combined firms add up to $322 billion of assets under management reflecting asset levels at June 30. On the right side of the page, we note the combined firm would be a top 50 global asset manager, top 20 mutual fund firm in the U.S., top 10 U.K. retail firm, $16 billion of AUM in Japan, $24 billion of AUM in Australia. Quite a powerful combination.

Flipping to page nine, we turn to the investment capabilities. And at the top of the page you can see AUM by investment discipline, and towards the right you see the balance that’s created with the combination of the two firms and Andrew mentioned a little bit of that in his comments.

On the bottom of the page, you can see perhaps even more clearly in a graphical way, how Henderson brings global equities, European equities, global fixed and alternatives to the mix against U.S. equities, mathematical equities and U.S. fixed that Janus has well established for ourselves. The combination is obviously very complementary across these strategies.

If you flip to page 10, you can see the same sort of a story told about complementary strengths on the client side. Clearly, we have a larger footprint in the U.S. on the top left of the page. Henderson has a much larger footprint in the U.K. and in Continental Europe. I think we bring a little more established success in Japan with our strong strategic partnership with Dai-ichi Life and formerly DIAM now Asset Management One and we’ve both done some good work in Australia and frankly Henderson has made more progress in Latin America.

If you look in the middle of that box and the combination of those things, it makes the point that the combined firm looks much more like the industry, like the available pool of assets out there with our clients. We think that gives us the right profile, the right balance to serve our clients across their needs around the world.

Flipping to the next page, page 11. Before I start with the management team, let me just make a point about the Board of Directors. The new Board of Directors will be chaired by Richard Gillingwater, who is the current Chair of Henderson, and our Chair, Glenn Schafer will become the Deputy Chair of the new Board, and that Board will be split equally between current Board members at Janus and current Board members at Henderson. Keeping with that equal team of course you have Andrew and myself as co-CEOs and then here on page 11, you can see the executive committee laid out, drawn from both our firms.

I think Andrew and I are honored to have such great teams with us in our current firms, and we’re thrilled to be able to take the combination of these teams and build this great executive committee team. Beyond the people listed on this page, there are a huge number of really terrific and important leaders in both firms who will continue on, and help us fulfill the aspirations we have for our combination.

Turning to page 12, let Jennifer McPeek take you through some of the value creation.

Jennifer J. McPeek

Thank you, Dick. So, here we’re going to discuss some of the sources of the value creation that we think we can quantify. First, cost synergies. The collective teams at Janus and Henderson have spent a great deal of time evaluating and identifying some areas of overlapping costs where we believe the combine firm can operate more efficiently. And let me just say that, I have found Roger and his finance team at Henderson to be a true pleasure to work with as we’ve gone through this exercise.

Based on our combine effort, we expect that once all of our integration is fully phased in, which should be by year three, we should realize at least $110 million of annual savings across the combined firm. One-off costs associated with delivering these synergies are currently estimated in the range of $165 million to $185 million. Excluding those costs, we anticipate double digit accretion for both companies’ EPS in the first 12 months following completion.

Now, as Dick noted, the distribution footprint and the products of the two firms are highly complementary. As a result, there is some real top line potential to boost organic growth opportunities. We estimate two to three additional percentage points above with the firms would have otherwise achieved following the completion of the integration.

Now, I’ll turn to slide 13 and look at the new firm, Janus Henderson through a financial lens. This table presents 2015 reported results for both firms and combines them with presentation adjustments for comparability. There are no forecasts in these numbers, there are also synergies included here. Based on the accounting differences between the two firms, we’ve added some reconciliation to the appendix to help you better understand these adjustments.

The collective revenue of the two firms in 2015 was approximately $2.2 billion on an apples-to-apples basis, and the collected EBITDA generation was almost $700 million, again, before any synergies we’ve recognized as a result of our combination. The current dividend policies for both Janus and Henderson will remain the same through our closing and the intention is for the combined firm to maintain a progressive dividend policy and payout ratio that’s in line with Henderson’s.

As Henderson has no corporate debt, the impact to our credit rating for our current bond holders is very positive. And with that all said, I’ll turn it back over to Dick.

Richard M. Weil

Thanks, Jennifer. The last slide we have before opening it up for Q&A is around our line vision of success.  Andrew and I have been struck, I think from our very first conversation in February through to today, that we have a strong shared vision for what we’re trying to build. We are going to lead the leading trusted global active investment manager. We’re going to have a clear focus first on our clients, which I think is something that both firms work towards and try and deliver every day, but our commitment will be even stronger as a combined firm. We’ll have a commitment to delivering superior risk adjusted returns. We will be passionate about delivering best-in-class service to our clients. We’ll be dedicated to delivering the best environment for our employees to succeed. And we want to stand for a deeply collaborative culture, because it’s not just about having the best people, it’s about how they work together.

With that said, let me open it up to the operator to take questions.

QUESTION AND ANSWER SECTION

Operator: Thank you, sir. [Operator Instructions] And we’ll hear first from Dan Fannon with Jefferies.

Daniel Fannon

Q

Thanks. Good morning. I guess, just first on the optimism around the growth. I guess it’s something where most of historical transactions in the asset management resulted in some attrition typically. With regards to assets, can you talk about the institutional overlap? And then, maybe just a little bit elaborate on the 2% to 3% number you guys have cited in terms of incremental growth from just the combination?

Richard M. Weil

A

Sure. Thanks, Dan. I think it’s clear, especially in the institutional markets that when a transaction like this is announced, the advisors and the professionals making those institution allocation decisions will pause for a moment and take time to asses and understand what’s happening. And we fully expect that to happen here, as well. From the Janus side, a majority of our institutional assets are with INTECH and it’s clear in this transaction that INTECH is going to continue largely as-is. They’ll get some benefits on the distribution side from the enhanced combination, but their culture, their process, the way they approach what they do for a living should be unaffected for the most part by this transaction and they’ll continue apace.

So we’re optimistic that they can get through the process of evaluation from the institutional clients reasonably well. More broadly than that, I think, it’s pretty hard to predict client reactions or whether there would be any significant breakage. As people hear about this transaction I think, they’ll be struck that it makes a lot of sense. Certainly we’re struck that this fit is an excellent fit.

And so I think, I would be on the optimistic end of the experience in terms of breakage, but it’s really hard to make a promise or know for sure.

Turning then to the next page, which is building the positive revenue synergies from distributing Henderson’s great product line up through some of Janus’ relationships. I mean, I’d just highlight Japan, as one. I think, we’ve had a really significant amount of success in Japan, in great part, due to our strategic partnership with Dai-ichi Life and what was then DIAM, and is now Asset Management One, over in Tokyo. That’s a terrific strong relationship that we can share with our partners from Henderson, who bring different products that should be very interesting to the marketplace in Tokyo. So, we have specific ideas about opportunities to take some of Henderson’s great products and deliver them to some clients where we perhaps have a better foothold and they have the reverse. Taking a hard look at that, nobody knows for sure how big that piece will be, but I think it stands the logic with the excellence that they bring to the table and the success that we’ve had then in combination we can both help each other in places where we have our relative strengths. And that’s what’s behind this two to three. So, Andrew, I don’t know if you would like to add anything to that. Please be welcome.

Andrew J. Formica	A

Yeah. Thanks Dick. No, I think it’s just exactly at that point that the combination really enables greater penetration of both firms’ products into markets that we otherwise would have lacked the ability to do so. We’ve had some great performing U.S. mutual funds, for example, that the Janus wholesaling team and penetration in that market is so much superior just by number and the number of contacts and clients they can have to what we have, we have to be able to grow our products faster. And equally being able to represent the Janus products and INTECH for example into U.K. and European client base we have. We must be able to help accelerate what has got some fantastic products and very, very relevant to our client base. And that’s why we say it’s additional on top of that once we get through the integration phase.

Daniel Fannon	Q

Great. Thank you. And I guess just this as a follow up on the cost side, Jennifer you could be a little more specific around kind of the areas for which you see a lot of the synergies coming in. I believe you said kind of how the bulk will be in the first 12 months. If you could just give us a sense of kind of what’s a reasonable percentage to assume as we think about that first year?

Jennifer J. McPeek	A

Sure Dan. I’ll do my best, but as you know a lot of this is a crystal ball prediction. We do feel very confident in the synergy number. It has been reviewed and signed-off by the accountants in the U.K. as required, and as you know, they’re very conservative in their approach, so that number we’re putting out there, we feel extremely confident in, and it does have a lot of underlying work.

Where the synergies will come from will be spread across the organization, we’ll be looking also at non-compensation expenses, rent, legal and professional cost, market data, all the places where you’d expect a larger asset manager to really achieve efficiencies. So, we’re very optimistic about that.

I feel it’s a little premature to say exactly how much of it will be coming in the first 12 months, but it’s definitely more than half and that’s our plan.

Q

Great. Thank you.

Operator: And next, we’ll hear from Bill Katz with Citi.

William Katz	Q

Okay. And thank you very much. I appreciate, I apologize for the background noise and hopefully I don’t get cut off. I’m on a train traveling. I had a few more questions, obviously it’s on the merger. I was wondering if you could sort of step back and Dick you’d mentioned at the start of this conversation with Andrew back in February. Can you both talk a little bit about other types of strategic combinations you thought about, and then ultimately what led to the decision [indiscernible] Janus? So, I was wondering like if you both thought about other kinds of M&A either strategically selling their own franchises or this would complies with more component maybe [indiscernible] . Thank you.

Richard M. Weil	A

Hi, Bill. Dick, I’ll take this first and then ask Andrew, if he wants to add any comments. I think when you think about our position in the business as I have obviously deeply for the last seven years or so that I’ve been the CEO here, we’ve always said quite plainly that inorganic transactions are a possibility, but can’t be viewed as a likelihood because this is a culture business. It’s a people business. And it’s hard to find the right partners in that kind of a business. And so, we’ve said consistently that we keep our ears open. We listen to what’s going on in the marketplace, but you shouldn’t view an inorganic transaction like this as highly likely, because it requires just such a special fit. And we wouldn’t want to stretch to do one of these if wasn’t a good fit.

I think the initial conversation that I had with Andrew in London in February, wasn’t really about putting our firms together, it was just about getting to know each other, which was part of the process that I think we both undertake as CEOs to stay informed in the marketplace, to build relationships, to hear other people’s perspectives, and learn from them.

Out of that early conversation, we started to get the feeling that we had a lot of similarities in terms of the way we were looking at the business. There were a lot of similarities in terms of the way we thought about the people and the culture and the clients. Our firms actually had a lot of common history around how we built ourselves. In some ways, you can look at Janus and Henderson as almost the mirror images of each other on the opposite side of the Atlantic. And so, the more we learn about those commonalities, and also the complementary nature of our strengths, I think it probably started to occur to both of us, but there is more here potentially, than just a good relationship. And we built a combination from that foundation.

So, I’m sure Andrew can speak for himself, but I’m sure he has thought about a lot of different things I certainly have, but in doing so, you always have a recognition that it’s highly unlikely you’ll find the exact right fit. And I personally have been well informed about developments in our marketplace, well informed about other opportunities out there, and this is the one that came to the table that I was really just impressed with and excited about and chose to pursue with maximum energy.

So, with that Andrew, if you wanted to add anything?

Andrew J. Formica	A

Yeah. Thanks, Dick. Bill look, while I would add to that I think, Dick’s pretty well covered it all. If you look back there is a lot of talk of whether you should do cross boarder M&A in our industry or transatlantic deals, make so much sense on paper. But as you go back and look at how many have actually occurred, and if you go look in the last decade or two, it actually you’ll probably count them on two hands of what’s happened? And the reason is it’s not easy. It’s got to be built on the basis of our shared vision of cultural alignment, and the firm’s strategic intent, being really, really well aligned.

So, from my point of view, it would be no surprise to anyone who knows me or my shareholders, looking at the business that we have interest in the U.S. But they also know that interest in the U.S. is being long-harbored and we’d only be satisfied with the right deal. I always look at any combination or any opportunity. The first, do we have a strategic alignment with the people you’re talking to? And Dick and I, not only identify similar issues in our industry or challenges that we face in our business, we also come to similar positions of how, what is the solution to dealing with that?

So, the intelligent diversification that Janus sort of talks about, just mirrors where Henderson growth and globalization. When you go and look at the vision, and then the philosophy of Janus, you could replace that with Henderson and they’re the same.

So, I think that’s a bedrock of how we get through to look forward. And then the next point is culture. It’s of how do businesses and people work. And from the initial conversation with Dick, which was a terrific meeting of mind, that being really good engagement there. But so every time we met anyone in his team, when I met them, I came away more impressed than I ended those conversations. Anyone in my team who is engaged with people on Dick’s side, similarly on that.

So, when you say what are other combinations or other things we looked at, the reality was our ambition was to do something in the U.S. at some point. There was no desire to do it necessarily today. Both businesses are strong on their own, but it’s finding a partnership that really works and in this case it does. It makes not just strategic sense, but it really felt right for both businesses, and that’s why we were able to get to this position with them. A proper engagement with no disagreement in what we’re trying to create.

William Katz	Q

Okay. Thank you, and I appreciate that. And just a follow-up, Jennifer you mentioned, about 50% of savings, a little bit more of that in year one. Just wondering if you could maybe take that down just one more level. What kind of head count reduction are we talking about? And then can you split out the amount of savings between sort of front office versus back office type area, and maybe just some general comments just trying to think about on a line item basis what the savings might be? Thank you.

Jennifer J. McPeek

A

Sure, I will do my best, but I do want to caveat that this is all planning work that is in progress. So we don’t have all the answers right now. In terms of your question about front office versus back office, there is really limited overlap in our investment and distribution capabilities. There is a little bit, but for the most part, we won’t be seeing tremendous head count reductions in those front office areas. I don’t think you will be seeing a lot of disruption there.

The rest of it will be spread across areas that you’d see there being duplication of functionality and we don’t have any more detail to provide there right now. My estimate of greater than 50% is very conservative. We’ll be looking to get as much as we can done as early as we can, as we’re trying to do the best thing for our shareholders. So, we’ll just keep you updated on that as we go forward.

Q

Okay. Thank you for taking my questions.

Operator: Next we’ll hear from Alex Blostein with Goldman Sachs.

Alexander Blostein	Q

Hey, good morning, everybody. Sorry, for the reception as well. Question on the 2% to 3%, I guess a bit of a follow-up. Can you help us understand, I guess, the baseline for the organic growth you assumed for the individual companies over the next couple of years being that Janus had some lumpy inflows and outflows over the last couple of quarters and also Henderson had some flow issues on the back of, I guess, Brexit?

Richard M. Weil

A

Alex, it’s Dick. Please forgive me, but we don’t give forecast like that. So, I’m not sure that I have anything too helpful to offer in response.

Jennifer J. McPeek

A

I’ll add onto that. That the 2% to 3% came from a very detailed look by both sides’ distribution teams looking at where they felt there was a lot of opportunity for them to incrementally sell products into their respective markets. So, it’s not just a number pulled out of the air, it’s a bottom-up build.

Alexander Blostein	Q

Got it. And I guess, as a follow-up, just around Brexit for both teams as well. Maybe help us understand how the Janus team got comfortable with the Brexit risks and the outflows that Henderson has been seeing over the last couple of quarters and I guess continuing into the third quarter and for the Henderson team, any update on incremental risks from Brexit?

Richard M. Weil

A

Sure. I’ll say just a short bit before turning it over to Andrew. This is Dick again. We obviously, when the Brexit vote happened, we were all taken back and had to wait and see how that played through the business and the marketplace to make sure that we had the best possible information to decide what it meant. And so we all took a deep breath and watched the marketplace, and what happened was, there was a moment of surprise and panic, and I think the stock prices in the U.K. fell pretty significantly, and folks got concerned about flows in our industry and Europe, et cetera.

After that point, it seems that once the surprise worked through the system, a lot of the stock prices came right back and a lot of the investor confidence came back fairly quickly. And as a consequence, I think we took comfort from the path of the broader market in Europe indicating that this wasn’t a crisis point. The other thing that happened was of course the pound revalued in our favor which was a bit of a re-pricing that I think reflected a very fair assessment of what Brexit might mean across the companies.

And so the combination of those things, we felt, were as good an estimate as any that we could make about the shorter-term picture for Brexit. And Andrew and I really focus on building a business for the longer term. And in the longer term, we are absolutely committed that we need to be successful in the U.K. and in Europe, and we’ll deal with the changes as they arise to make sure that we can fulfill that aspiration. And I’d say that at this point, it’s not terribly clear what changes might be required. But if, for instance, we have to put more people in a different location or deal with some new regulations, we will go through that. But overall, we believe that London and the U.K. will continue to be a tremendously important market, and we’re also equally committed to success in Europe. And we don’t see anything arising out of Brexit that would block us from those ambitions. I went on a bit too long, apologies Andrew, but jump in here.

Andrew J. Formica	A

That’s perfectly fine, I think it well covered. The only other question you asked Alex was how is Henderson seeing Brexit at the moment? We were very explicit at our half year results, sort of showing the real impact right around the vote itself into the end of July, when we reported. And we saw a considerable moderation in flows as we got towards our results at the end of July.

That’s continued into August and September. Retail has moderated from the extreme position that happened post the vote, but is still pretty sanguine. What you’re seeing, however, is our institutional business start to pickup, not driven at all by Brexit, but just because of the product capabilities we had and we continue to develop a pretty strong pipeline on the institutional side.

So we’re pretty happy with how we’re performing post the vote. Clearly, markets themselves are fairly buoyant, which has enabled us to go out today with an all-time high in terms of assets we manage on behalf of clients of £100 billion. We also give our third quarter results out in a couple of weeks where we will give you a bit more breakdown, but hopefully that gives you comfort that the Brexit impact in terms of the immediate impact was very, very acute and felt in a very short period.

And then, yeah, the most important thing about from a transaction point of view, is exactly the point Dick made, which is for to the longer-term we are going to have to service a very vibrant financial market in the U.K. and also in Europe. We are a global business. Henderson is today, Janus is today, Janus Henderson will be an even more significant global player where we’re going to have to be in those key markets whatever the Brexit negotiation leads to in terms what form the U.K.’s exit from Europe takes. We need to be in both those markets and we’re well positioned to do so.

Q

Great. Thank you both.

Operator: Next, we’ll move on to a question from Ken Worthington with JPMorgan.

Ken Worthington	Q

Hi, good morning. First, I believe the topic of capacity came up on the earlier call. So maybe first can you discuss the products that have capacity issues that Henderson and I believe Andrew mentioned that some of the Janus products may be pushing up to capacity limits as well. What products are those? And does the combination of the two in anyway alleviate the kind of the SMID capacity pressure?

Richard M. Weil	A

Hi, Ken. Thanks for your question. Quickly, at Janus we’ve had great success in small- and mid-cap and SMID-cap investing. And a number of those products are pretty large and heading towards being full. Similarly, Henderson was very wise in acquiring a company called Geneva, which manages out of Milwaukee and does a very fine job in the small- and SMID-cap space and they also are either full or pretty darn close to it.

And so I don’t think there is a lot of capacity relief, for either one of us in that space. We’ll maintain those processes and philosophies and teams because they’re excellent and they will run in parallel.  There is nothing to be gained by trying to put them together. In fact there is a great deal to be lost and so we wouldn’t do that. But I don’t think there is a lot of excess capacity in that space for either one of us at the moment.

Kenneth Worthington

Q

Okay. And then the U.K. asset managers have capital requirement, I think unlike what we see in the U.S. Can you walk us through the process, whether it’d be internal or regulatory, in determining capital requirement of the combined company? So just like what does the process look like? And is it possible or is it a foregone conclusion that capital requirements go up as a result of the merger?

Jennifer J. McPeek

A

Thanks for that question, Ken. I’ll take it. It is not at all a foregone conclusion that capital requirements go up. I think when we look at the different jurisdictions that we operate in, there is different capital requirements and the future for those capital requirements will be determined by where our business grows.

So the process as we go forward is continuing to interact in the same way that Henderson has done successfully over the years with their regulatory authorities, and then making sure that the right jurisdictions are being overseen by the right capital authority. So, we’ll continue as they’ve done in the past and as we’ve done in the past in monitoring this capital positions.

Kenneth Worthington

Q

Okay, great. Thank you very much.

Operator: And we’ll hear from Chris Harris with Wells Fargo.

Chris Harris

Q

Great, thanks. First question for Andrew. As you know there is a lot of regulatory uncertainties in the U.S. I’d say the top of that list is probably the Department of Labor fiduciary rule. Just kind of wondering, how you got comfortable with all that in putting this deal together?

Andrew J. Formica

A

Thanks, Chris. Look, I think the DOL ruling clearly has an impact of change in the landscape. People talk about it, going to be the death of active management, and advisors are all going to go to passive funds. I just don’t buy it. There needs to be some changes to your fund structures and Janus as well on top of that and actually ahead of the curve.  We saw similar discussions when the U.K. went through RDR rules over here. We did see a bit of a bump up in the penetration of passive funds and then after that, actually, active funds and we saw some of our best periods of new business growth post that change.

If you’ve got a high quality product, an investment team that does what it says and through the cycle adds value, if you go to a brand and a reach that sits there and work with your clients where you partner with them as a trusted partner, you could add significant value. And I’ve got no doubt that Dick and I are both absolutely aligned on this that active managers have a significant role to play in the markets today and in the future and the DOL rules do not change that. Yes, there may need to be some changes. There may be some impact on margins in that, but often what we find is, you end up finding bigger players who can sit there and work with the larger distributors and larger advisors actually ends up benefiting from this in time.

Chris Harris

Q

Okay. Thanks for that. And my follow-up question is on taxes. This will be a U.K. company I think for tax purposes pro forma and so just wondering, what the impact on that is going to be in the combined P&L. Will the whole firm have a lower tax rate? Will just the Janus entities still have U.S. taxes? Just any clarity there would be helpful?

Jennifer J McPeek

A

Sure. I’ll give you as much as I can. I think if you look at the companies today and were to take a blended rate, that’s probably the best thing to put in your model. But as we go forward and we see how the organizational structure shakes out and where the growth really comes from, then you’ll see the tax rate move to reflect where the business is going. But if I had to pro forma today, a simple blended rate would be the best way to do it. And that’s blended on pre-tax income.

Operator: Okay. We’ll move to our next question, which will come from Mike Carrier with Bank of America.

Michael Carrier

Q

Right. Thanks, everyone.  Just had another question on some of the uncertainties out there. You guys did on Brexit, on the DOL, I guess the third one out there is MiFID II. Just wanted to get your sense on timing of the transaction before some of that gets finalized, and I guess probably more for you, Dick, being taking the business and becoming more global particularly on the European side. Just how are you comfortable around that and get all the complementary benefits of the two franchises. That makes a ton of sense, but just given some of the regulatory uncertainties.

Richard M. Weil

A

I’m not sure, regulatory uncertainty is a temporary feature of our landscape and I’m not sure that MiFID II is unique in terms of its potential to change the landscape.  So, in general we view our job as adapting successfully as the regulations evolve and that’s really our attitude about these things. I mean, there’s plenty left of the story to be developed around the DOL changes and how that plays through and Andrew mentioned just a moment ago, they’ve successfully managed through some very significant regulatory change in their markets already.

I think if you aspire to be a global asset manager, I think you have to acknowledge and accept and plan for the fact that you’re living in a world of evolving regulatory oversight.  That doesn’t stop us from doing the things we believe are in the best interest of our clients, but it probably means that we pay for a few extra experts around the firm to make sure that we are not only doing the right thing today, but that we’re well positioned to do the right thing in the future. And perhaps that’s a barrier to entry for the smaller scale players who can’t manage across that money different, difficult regulatory regimes and Andrew even mentioned that one of the reasons he is interested in economies scale is to effectively manage efficiently against a global set of regulatory regimes. So, I think that’s really how we think about it. No, we did not pause significantly in anticipation of MiFID II.

Michael Carrier

Q

Okay. Thanks. And then Jennifer, just real quick follow up. Just on the current debt that you guys have, just when we think going forward on capital structure and then that debt will continue to be in place or just what’s the outlook in terms of the debt and whether get converted or not?

A

Jennifer J. McPeek

So, we don’t have any anticipated changes to the capital structure of the combined company. The coverts mature in 2018 and based on what we’re seeing with stock price today, they’re in the money, so we’ll deal with that as we would in normal course.

Michael Carrier

Q

Okay. Thanks a lot.

Operator: And we have time for one more question, that question will come from Michael Cyprys with Morgan Stanley.

Michael Cyprys

Q

Hi. Good morning.  Congratulations on the deal announcement.  Just a question here on more broadly, we’re increasingly moving towards both ends of the barbell passive ETFs and then alternatives on the other. So just curiously you’re thinking about this combination here.  How you think this makes sense given those pressures probably not certainly lining up here. How do you think about both firms combined together to combat the pressures from passive and how you’re thinking about hitting some of that organic growth there to reignite it?

A

Richard M. Weil

Sure. This is Dick. I’ll go quickly first and then ask Andrew to jump in, but I think the key to having a good firm to helping your clients is to make sure that your investment engine delivers solid risk-adjusted returns to recycle over time. And if you have that, you can offer that capability in different sort of levels of aggression or in different levels of concentration, if you will. And as a consequence, I think we can take that engine and adapt it to the risk appetites and needs of the client.

And so I guess I see the strong pendulum towards the barbell portfolio is likely swinging back because alpha is not only found at the barbelled end and asking a manager to swing harder is not always a recipe for a better result. So I suspect that some of this barbelling is being driven by some unhealthy trends and how pension funds account for things and some of that will swing back over time.

But regardless, Andrew and I as a core belief, I think share very strongly, very passionately that if an active manager does a really good job building an engine which delivers risk-adjusted returns, there will be a very significant place in the marketplace for that manager. And that’s what we intend to be. With that, maybe ask Andrew to jump in.

A

Yeah, look, I think, Dick summed it up pretty well. And one of the things that we have and Janus has been spending time developing in, is our alternatives business. I am not saying it’s fully where we need to be, there’s more we can add to it, but we’ve got a great array of long — short funds both in the equity and the fixed income side. We’ve got some commodity funds, ag funds and that really benefited the clients, both on a diversification and a return basis. I think the increased distribution, the ability to add additional resources and the fact that we can defray some of the regulatory cost and other cost enable us to invest more in this space, developing capabilities and looking at ways to really deliver that superior risk-adjusted return to clients that they look for.

So, I don’t think you need to be just at the end of the barbells. We need to invest our passive managers, but we’re certainly not going to be won in anyway. I think, Dick’s right about the existing products we have, have a real market out there for then and we’ll continue to innovate and develop new products that meets client needs, not just today but as we see them develop in the future.

Michael Cyprys

Q

Great. If I could just ask one quick follow up here. Just in terms of how you’re thinking about integrating the two firms, more at the business level as we look at Perkins and INTECH, they seems to run a little bit more autonomously. So, as you think about combining the two firms, what areas, parts of the business could you think about running on a more integrated basis?

And then, how do you think about, as you kind of combine the firms there, what’s the opportunity to defend against fee pressure or even to be more offensive on that front there?

Richard M. Weil

A

We are looking at combining the bulk of our two firms into a single new firm and that’s really the core thought. So a full-on integration of the Janus team with the Henderson team. That said, as I mentioned earlier in the call we’ll respect what some of the separate parts do, that do it differently. That’s INTECH.  Perkins is probably led by its founders and they have their own approach led out of Chicago.  We have Kapstream down in Australia.

So there will be some pieces and parts that operate a bit differently. But the vast, vast majority of our teams, we’ll put into this basket of a single, powerful new firm and that’s our strong intention.

Q

Michael Cyprys

Great, thanks.

Operator: And at this time, I’d like to turn the conference back over to Mr. Weil for any additional or closing remarks.

Richard M. Weil

Let me just end by going back to where I started. Today’s announcement is a very exciting point in both our firms’ futures. The transaction accelerates the strategic path for both Janus and Henderson, global growth and diversification that we’ve both been on for years.

We’re combining two excellent and highly complementary businesses with similar cultures that are focused on delivering investment excellence, performance, and service to clients. The combination will vastly increase the client reach compared to what either one of us had separately. It will create a firm with more diverse, more scalable product offerings, better position to meet the evolving client needs around the world.  The combined business will have stronger scale, stronger opportunity to build brand, to build meaningful operating synergies and should lead to increased profitability. The result of all this is this should be a transaction which is good for our clients. It’s good for our shareholders and it’s good for our employees.

So thank you very much for joining us today.

Operator: Thank you. This does conclude today’s conference call. Thank you for attending.